FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2014

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     x        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Shoichi Aoki
Shoichi Aoki Director,
Managing Executive Officer and General Manager of
Corporate Financial and Accounting Group

Date: June 4, 2014

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Notice of 60th Ordinary General Meeting of Shareholders

2.	Report for Year Ended March 31, 2014

3.	Internet Disclosure Items for Notice of 60th Ordinary General Meeting of Shareholders

• Notes to Consolidated Financial Statements

• Notes to Financial Statements

Securities Code 6971

Notice of 60th Ordinary General Meeting of Shareholders

June 26, 2014

Kyoto, Japan

6 Takeda Tobadono-cho, Fushimi-ku, Kyoto, Japan

Please note that this is an English translation of the Japanese original of the Notice of the 60th Ordinary General Meeting of Shareholders of KYOCERA Corporation distributed to shareholders in Japan. The translation is prepared solely for the reference and convenience of foreign shareholders. In the event of any discrepancy between this translation and the Japanese original, the latter shall prevail.

Securities Code 6971

June 4, 2014

To our shareholders

Notice of 60th Ordinary General Meeting of Shareholders

This is to inform you that Kyocera Corporation (the “Company”) will hold its 60th Ordinary General Meeting of Shareholders (the “Meeting”), as described below, which you are cordially invited to attend.

If you are unable to attend the Meeting, please examine the attached reference documents for the General Meeting of Shareholders and exercise your voting rights in written form (voting card) or electronically (via Internet or other means), no later than 5:30 p.m. Wednesday, June 25, 2014, Japan time.

1. Date and Time	10:00 a.m. Thursday, June 26, 2014, Japan Time

2. Venue	20th Floor Event Hall at the Head Office of the Company, 6 Takeda Tobadono-cho, Fushimi-ku, Kyoto, Japan

3. Purpose of the Meeting

Matters to Be Reported

(1)

Contents of the business report, consolidated financial statements and audit results of consolidated financial statements by the Accounting Auditor and the Audit & Supervisory Board for the 60th fiscal year (April 1, 2013 to March 31, 2014)

(2)	Contents of the non-consolidated financial statements for the 60th fiscal year (April 1, 2013 to March 31, 2014)

Matter to Be Resolved

Proposal	Appropriation of Surplus

4. Matters Relating to Exercise of Voting Rights

(1) Method of Exercising Voting Rights in Written Form (Voting Card)

Please indicate your vote “for” or “against” the proposal on the voting card enclosed herewith and ensure it is returned to us no later than the deadline mentioned above.

(2) Method of Exercising Voting Rights Electronically (via Internet or other means)

Please access the website (http://www.evote.jp/) to exercise voting rights through a personal computer, smartphone or mobile phone. Use the code and password written on the voting card enclosed herewith and follow the instructions on the website. Please enter “for” or “against” the proposal no later than the deadline mentioned above.

[Handling in Event of Multiply Exercised Voting Rights]

(1)	In the event that any shareholder exercises voting rights in written form (voting card) and electronically (via Internet or other means), the electronically exercised voting rights shall prevail.

(2)	In the event of multiple electronically exercised voting rights (via Internet or other means) by a shareholder, the last electronically exercised voting right shall prevail.

Truly yours,

Goro Yamaguchi
President and Representative Director
KYOCERA Corporation

Notes:

1.	If you attend the Meeting, please hand the enclosed voting card to the receptionist.

2.

The accompanying documents for the Notice of the 60th Ordinary General Meeting of Shareholders are included in the attached “Report for the Year Ended March 31, 2014;” however, the “Notes to Consolidated Financial Statements” and “Notes to Financial Statements” are available to shareholders on the Company’s website (http://global.kyocera.com/ir/s_info.html), pursuant to the provisions of laws and regulations as well as the Articles of Incorporation of the Company. The “Notes to Consolidated Financial Statements” and “Notes to Financial Statements” are a part of the Consolidated Financial Statements and Financial Statements that were audited by Audit & Supervisory Board Members and the Accounting Auditor in preparing the Audit Reports.

3.	In the event of any changes to the reference documents for the General Meeting of Shareholders, the business report, financial statements or consolidated financial statements, the Company shall give notice thereof to shareholders by posting it on the Company’s website (http://global.kyocera.com/ir/s_info.html), which can be accessed via Internet.

Reference Documents for General Meeting of Shareholders

Proposal and References are as Follows:

Proposal    Appropriation of Surplus

The Company believes that the best way to meet shareholders’ expectations is to enhance its corporate value by improving the consolidated performance of the Company on an ongoing basis.

The Company has adopted the principal guideline that the dividend should be within a range based on net income attributable to shareholders of the Company on a consolidated basis, and has set its consolidated dividend policy to maintain a consolidated dividend ratio at a level of 30% or more of consolidated net income. In addition, the Company determines the dividend amount based on an overall assessment, taking into account various factors including the amount of capital expenditures necessary for the medium to long-term growth of the Company.

Pursuant to this policy and based on full-year performance for the year ended March 31, 2014, the Company proposes a year-end dividend for the year ended March 31, 2014 in the amount of 40 yen per share. This will be equivalent to 80 yen per share when calculated as if taking place before the Company’s two-for-one stock split, undertaken on October 1, 2013. When aggregated with the interim dividend in the amount of 80 yen per share, which was declared before the stock split, the total annual dividend will be substantially equivalent to 160 yen per share. When compared with the annual dividend for the year ended March 31, 2013, this will constitute an increase of 40 yen.

The Company also proposes that funds shall be set aside as General Reserve taking into account the necessary reserve amount for creation of new businesses, exploitation of new markets, development of new technologies and acquisition of outside management resources that enable us to achieve the stable, sustainable growth of the Company.

The proposed appropriation of surplus is as follows:

1.	MattersRelating to Year-end Dividend

	(1)	Type of Assets Distributed as Dividend:

Cash

	(2)	Matters Relating to Shareholder Appropriation of Assets Distributed as Dividend and Aggregate Amount Thereof:

40 yen per share of common stock of the Company
The aggregate amount thereof shall be 14,674,668,600 yen.

	(3)	Effective Date of Distribution of Surplus as Dividend:

June 27, 2014

2.	Matters Relating to Appropriation of General Reserve

	(1)	Category of Surplus to Increase and the Amount Thereof:

		General Reserve:	19,000,000,000 yen

	(2)	Category of Surplus to Decrease and the Amount Thereof:

		Unappropriated Retained Earnings:	19,000,000,000 yen

- END -

Securities Code 6971

Report for Year Ended March 31, 2014

(Accompanying Documents for Notice of 60th Ordinary General Meeting of Shareholders)

6 Takeda Tobadono-cho, Fushimi-ku, Kyoto, Japan

Please note that this is an English translation of the Japanese original of the Report for the Year Ended March 31, 2014 of KYOCERA Corporation distributed to shareholders in Japan. The translation is prepared solely for the reference and convenience of foreign shareholders. In the event of any discrepancy between this translation and the Japanese original, the latter shall prevail.

Kyocera Management Philosophy

Corporate Motto

“Respect the Divine and Love People”

Preserve the spirit to work fairly and honorably,

respecting people, our work, our company and our global community.

Management Rationale

To provide opportunities for the material and intellectual growth of all our employees, and through our joint efforts, contribute to the advancement of society and humankind.

Management Philosophy

To coexist harmoniously with our society, our global community and nature.

Harmonious coexistence is the underlying foundation of all our business activities as we work to create a world of prosperity and harmony.

Management Based on the Bonds of Human Minds

Kyocera started as a small, suburban factory, with no money, credentials or reputation. We had nothing to rely on but a little technology and trustworthy colleagues. Nonetheless, the company experienced rapid growth because everyone exerted their maximum efforts and managers devoted their lives to earning the trust of employees. We wanted to be an excellent company where all employees could believe in each other, abandon selfish motives, and be truly proud to work. This desire became the foundation of Kyocera’s management.

Human minds are said to be easily changeable. Yet, there is nothing stronger than the human mind. Kyocera developed into what it is today because it is based on the bonds of human minds.

Kazuo Inamori

Founder and Chairman Emeritus

Greetings

We are pleased to present to you our Report for the Year Ended March 31, 2014 (hereinafter, “fiscal 2014” refers to the fiscal year ended March 31, 2014, with other fiscal years referred to in a corresponding manner).

In fiscal 2014, the economic environment was firm on the whole, characterized by recovery in the Japanese economy and expansion of the U.S. economy. In addition, the business environment improved in general, particularly with growth in the digital consumer equipment market, which is the principal market for Kyocera, and in the solar energy market in Japan, coupled with persistent yen depreciation against the U.S. dollar and euro. Amid this business environment, Kyocera exploited the collective capabilities of the Kyocera Group and worked to expand sales and boost profitability. This resulted in record high net sales and a significant increase in profit compared with fiscal 2013.

As measures to return profits to shareholders, Kyocera conducted a stock split and increased dividends in fiscal 2014. Specifically, two-for-one stock split was undertaken in October 2013 with the aim of increasing the liquidity of the Company’s stock and expanding its investor base through a reduction in the price of share-trading units. Kyocera is planning to pay a year-end dividend of 40 yen per share for fiscal 2014, which is equivalent to 80 yen per share when calculated using the number of shares prior to the stock split. When aggregated with the interim dividend of 80 yen per share already paid, the total annual dividend for fiscal 2014 will be substantially equivalent to 160 yen per share, an increase of 40 yen per share compared with fiscal 2013.

In fiscal 2015, continued growth is expected in economies in Japan and overseas as well as in key markets. Kyocera will make effective use of the management resources of the Kyocera Group and aim to expand business in the information and communications market, environment and energy market, automotive-related markets, and medical market in order to grasp all opportunities for growth and enhance performance. At the same time, efforts will be made to further reduce costs through such means as expanding production of components and other products at sites in both Vietnam and India, which commenced production in fiscal 2014, with the aim of becoming a high-growth, highly profitable company.

We would very much appreciate your continued support of the Kyocera Group as we continue in our endeavors.

Tetsuo Kuba

Chairman of the Board and Representative Director

Goro Yamaguchi

President and Representative Director

(Accompanying Documents for Notice of 60th Ordinary General Meeting of Shareholders)

Business Report (April 1, 2013 to March 31, 2014)

1. Current Conditions of Kyocera Corporation and its Consolidated Subsidiaries

(1) Business Progress and Results

The Japanese economy displayed a recovery trend in fiscal 2014, supported by an increase in public investment and solid growth in personal consumption. Overseas, the U.S. economy expanded on the back of increases in personal consumption, private investment and exports. The Chinese economy also continued to grow steadily. On the other hand, the European economy remained weak despite signs of recovery.

In the digital consumer equipment market, which is the principal market for Kyocera Corporation and its consolidated subsidiaries (“Kyocera Group” or “Kyocera”), shipment volume of conventional mobile phones and PCs declined compared with fiscal 2013. In contrast, shipment volume of smartphones and tablet PCs increased. In the automotive market, sales volume increased steadily, particularly in China and the United States, while the solar energy market in Japan expanded significantly compared with fiscal 2013 due to remarkable growth in demand in the public and commercial sectors.

Sales and profit increased in fiscal 2014 compared with fiscal 2013 as Kyocera decisively took advantage of increased demand in key markets and worked to obtain orders and reduce costs by leveraging the collective strength of the Kyocera Group. Consolidated net sales for fiscal 2014 increased by 13.1%, or ¥167,315 million, to ¥1,447,369 million, compared with ¥1,280,054 million for fiscal 2013, on the back of increased sales in all reporting segments. This result was a new record high.

Profit increased significantly compared with fiscal 2013 in both the Components Business and the Equipment Business due to the effect of higher sales and efforts to enhance productivity. In addition, in fiscal 2013 an environmental remediation charge was recorded at AVX Corporation, a U.S.-based consolidated subsidiary. As a result, profit from operations increased by 56.8%, or ¥43,656 million, to ¥120,582 million, compared with ¥76,926 million for fiscal 2013. Income before income taxes increased by 44.3%, or ¥44,905 million, to ¥146,268 million, compared with ¥101,363 million for fiscal 2013. Net income attributable to shareholders of Kyocera Corporation for fiscal 2014 increased by 33.5%, or ¥22,283 million, to ¥88,756 million, compared with ¥66,473 million for fiscal 2013.

Highlights of Consolidated Results

Notes:

1.	The amounts, numbers of shares and ratios (%) in this report are rounded to the nearest unit.

2.	Graphs in this report are presented solely for reference.

Consolidated Results by Reporting Segment

Fine Ceramic Parts Group

Net Sales: ¥80,020 million, up 6.9% year on year Operating Profit: ¥11,836 million, up 55.5% year on year

Sales in this reporting segment increased compared with fiscal 2013 due to steady growth in demand in the industrial machinery market, including for components for semiconductor processing equipment, and in the automotive related market. Operating profit increased significantly due to an increase in sales of core products and the effect of cost reductions.

Semiconductor Parts Group

Net Sales: ¥187,891 million, up 12.3% year on year Operating Profit: ¥31,889 million, up 5.0% year on year

Sales and operating profit increased in this reporting segment compared with fiscal 2013 due to an increase in demand for ceramic packages and organic packages for smartphones etc. despite a decline in demand for packages used in digital cameras. There was also a contribution to sales from Kyocera Circuit Solutions, Inc., which became a consolidated subsidiary of Kyocera in October 2013 with the aim of strengthening the organic substrate business.

Applied Ceramic Products Group

Net Sales: Operating Profit:	¥272,795 million, up 29.0% year on year ¥33,501 million, up 86.9% year on year

Sales in the solar energy business increased considerably mainly in the public and commercial sectors in Japan. Additionally, sales in the cutting tool business increased mainly in the automotive market. As a result, sales and operating profit in this reporting segment increased significantly compared with fiscal 2013 while profitability improved to record a double-digit operating profit ratio.

Electronic Device Group

Net Sales: Operating Profit:	¥284,322 million, up 4.7% year on year ¥21,160 million, up ¥25,174 million year on year

Sales and operating profit in this reporting segment increased compared with fiscal 2013 due to the effect of increased sales of core products and reduced manufacturing costs despite a decline in sales and profit of certain products as a result of the execution of structural reforms. In particular, sales of capacitors and connectors for automobiles and smartphones increased. In addition, operating profit grew significantly owing to the absence of the environmental remediation charge at AVX Corporation recorded in fiscal 2013.

Telecommunications Equipment Group

Net Sales: Operating Profit:	¥186,749 million, up 5.3% year on year ¥1,437 million, up 7.2% year on year

Sales and operating profit in this reporting segment increased compared with fiscal 2013 due to the vigorous introduction in Japan and overseas of new model smartphones and mobile phones with Kyocera’s unique features, such as the Smart Sonic Receiver that transmits sound through vibration, and to an increase in sales volume in overseas markets through development of major customers.

Information Equipment Group

Net Sales: Operating Profit:	¥307,848 million, up 22.9% year on year ¥28,193 million, up 29.6% year on year

Sales volume of hardware grew as an accompaniment to vigorous new product introductions and activities to expand sales. In addition, sales in China etc. expanded based on efforts to cultivate emerging markets. As a result, sales and operating profit increased significantly in this reporting segment compared with fiscal 2013.

Others

Net Sales: Operating Profit:	¥173,137 million, up 8.3% year on year ¥6,276 million, down 40.5% year on year

Sales in this reporting segment increased compared with fiscal 2013 due primarily to an increase in sales at Kyocera Communication Systems Co., Ltd. Operating profit decreased compared with fiscal 2013, however, due to an increase in R&D expenses to develop new technologies and products.

Note: The sum total of sales composition ratio shown on pages 4 to 8 shall not be 100% because “Adjustments and eliminations” accounts for (3.1)% of consolidated net sales in fiscal 2014,     .

(2) Implemented Management Measures and Significant Management Decisions Made in Fiscal 2014

In October 2013, Kyocera Corporation acquired all shares in NEC Toppan Circuit Solutions, Inc. (currently Kyocera Circuit Solutions, Inc.), a printed wiring board (PWB) manufacturing company, in order to further strengthen and expand Kyocera’s organic substrate business and made it a consolidated subsidiary. Kyocera Circuit Solutions, Inc. has high-end PWB technologies from low-profile PWBs to high-density multilayer PWBs and extensive business domains, and going forward, efforts will be made to create synergies with Kyocera on both technological and sales fronts, with the aim of strengthening new product development and further expansion of sales and profit in this business.

(3) Capital Expenditures

Capital expenditures for fiscal 2014 totaled ¥56,611 million, which was almost the same compared with fiscal 2013. During fiscal 2014, in order to expand its operations, Kyocera made capital expenditures to build a new plant and to enhance production capacity both in Japan and overseas mainly in the Semiconductor Parts Group.

Required funds for fiscal 2014 were mainly financed from internal resources.

(4) Management Challenges

Kyocera has a wide range of management resources within the Kyocera Group, from materials technologies such as ceramics to components, devices, equipment, systems and services. Kyocera will strive to enhance development by exploiting the collective strengths of the Kyocera Group, which includes bolstering ties between businesses, and by expanding applications for products and technologies accumulated over the years. Other efforts will be made to increase sales by making the best use of sales networks. By doing so, Kyocera aims to be a high-growth, highly profitable company. Specifically, Kyocera will focus on the following challenges.

i) Expand Sales in Growth Markets

Kyocera views the information and communications market and the environment and energy market, as well as automotive related markets and the medical market, as future growth markets and will strive to further increase sales in these markets. Kyocera has established a dedicated sales division to strengthen marketing activities for these core markets and key customers, and is working to expand sales of a wide range of products within the Kyocera Group, from the Components Business to the Equipment Business.

In the information and communications market, Kyocera will work to expand sales by introducing small, high-performance components for smartphones and tablet PCs, as well as new differentiated telecommunications and information equipment incorporating unique own technologies.

In the environment and energy market, Kyocera will strive to increase sales through the integrated development of its solar energy systems business. In concrete terms, efforts will be made to boost integrated system sales, such as with the release of an energy management system that efficiently controls energy in conjunction with a solar module and an electricity storage unit. Furthermore, Kyocera will develop business in a variety of forms across the design, construction and maintenance of solar energy systems, as well as power generation business.

In automotive related markets, Kyocera will seek to expand sales by strategically linking component and device businesses within the Kyocera Group and working to cultivate customers and develop new products to meet market trends, namely the increased use of electrical systems and equipment in automobiles, enhanced safety and environmental responsiveness.

In the medical market, Kyocera will pursue synergies in technologies and products toward the development of products in new domains in addition to its existing medical materials business, and at the same time will work to create business opportunities by cultivating new markets.

ii) Enhance Management Foundations

Kyocera will work to expand production in Vietnam and India to overcome global competition and to strengthen service in the Asia region, which holds major production sites of customers. In Japan, Kyocera aims to expand production of high-value-added products and secure high profitability through the further enhancement of production technology in both the Components Business and Equipment Business. Kyocera will also continue seeking opportunities for the acquisition of external management resources in order to strengthen business foundations in existing businesses.

Note: Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to the following:

(1)	General economic conditions in our markets, which are primarily Japan, North America, Europe and Asia;

(2)	Economic, political and legal conditions and unexpected changes therein in countries or areas where we operate;

(3)	Factors that may affect our exports, including the yen’s appreciation, political and economic instability, customs, and inadequate protection of our intellectual property;

(4)	Fluctuation in exchange rates that may affect the value of our foreign assets or the prices of our products;

(5)	Intensified competition in product pricing, technological innovation, R&D activities, product quality and speed of delivery;

(6)	Manufacturing delays or defects resulting from outsourcing or internal manufacturing processes;

(7)	Shortages and rising costs of electricity affecting our production and sales activities;

(8)	The possibility that expansion of production capacity and in-process R&D activities may not produce the desired results;

(9)	The possibility that companies or assets acquired by us may not produce the returns or benefits, or bring in business opportunities, which we expect;

(10)	Inability to secure skilled employees, particularly engineering and technical personnel;

(11)	The possibility of divulgence of our trade secrets and infringement of our intellectual property rights;

(12)	The possibility that we may receive notice of claims of infringement of other parties’ intellectual property rights and claims for royalty payments;

(13)	Increases in our environmental liability and in costs and expenses required to observe obligations imposed by environmental laws and regulations in Japan and other countries;

(14)	Unintentional conflict with laws and regulations, or the possibility that newly enacted laws and regulations may limit our business operations;

(15)	Events that may negatively impact our markets or supply chain, including terrorist acts, plague, war and similar events;

(16)	Earthquakes and other related natural disasters affecting our operational facilities and our markets or supply chain, as well as social and economic infrastructure;

(17)	Exposure to difficulties in collection of trade receivables due to customers’ worsening financial condition;

(18)	The possibility of recognition of impairment losses on investment securities held by us due to declines in their value;

(19)	The possibility that we may record impairment losses on long-lived assets, goodwill and intangible assets;

(20)	The possibility that deferred tax assets may not be realized or additional liabilities for unrecognized tax benefits may be incurred; and

(21)	Changes in accounting principles.

Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial condition to be materially different from any future results, performance, achievements or financial condition expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

(5) Four-Year Financial Summary

	(Yen in millions except per share amount)
	Fiscal 2011	Fiscal 2012	Fiscal 2013	Fiscal 2014
Net Sales	¥1,266,924	¥1,190,870	¥1,280,054	¥1,447,369

Income before Income Taxes	172,332	114,893	101,363	146,268

Net Income Attributable to Shareholders of Kyocera Corporation	122,448	79,357	66,473	88,756

Basic Earnings per Share Attributable to Shareholders of Kyocera Corporation (Yen)	333.62	216.29	181.18	241.93

Total Assets	1,946,566	1,994,103	2,282,853	2,636,704

Kyocera Corporation Shareholders’ Equity	1,420,263	1,469,505	1,646,157	1,910,083

Kyocera Corporation Shareholders’ Equity per Share (Yen)	3,869.65	4,005.33	4,486.91	5,206.48

Notes:

1.	The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States.

2.	Basic earnings per share attributable to shareholders of Kyocera Corporation is calculated using the average number of shares in issue during each respective fiscal year and Kyocera Corporation shareholders’ equity per share is calculated using the number of shares in issue excluding treasury stock at the end of each respective fiscal year.

3.	As Kyocera Corporation undertook a stock split at the ratio of two-for-one of all common stock on October 1, 2013, earnings per share are computed under the assumption that the stock split had been undertaken at the beginning of the year ended March 31, 2011 in accordance with the standard related to earnings per share.

4.	Net sales for fiscal 2011 increased compared with fiscal 2010 due to an expansion of the information and communications market despite the impact of the appreciation of the yen. Net income attributable to shareholders of Kyocera Corporation increased compared with fiscal 2010 due to further cost reduction measures and improved productivity, in addition to the higher sales compared with fiscal 2010.

5.	Net sales for fiscal 2012 decreased compared with fiscal 2011 due to a decline in component demand for digital consumer equipment and sluggish growth in sales in the Telecommunications Equipment Group, in addition to the impact of the appreciation of the yen. Net income attributable to shareholders of Kyocera Corporation decreased compared with fiscal 2011 due to recording of the environmental remediation charge at AVX Corporation, a subsidiary, in addition to the lower sales compared with fiscal 2011.

6.	Net sales for fiscal 2013 increased compared with fiscal 2012 due to increases in component demand for digital consumer equipment and in demand for solar energy systems in Japan, in addition to the impact of the depreciation of the yen. Net income attributable to shareholders of Kyocera Corporation decreased compared with fiscal 2012 due to additional recording of the environmental remediation charge at AVX Corporation.

7.	Performance for fiscal 2014 is as stated in “(1) Business Progress and Results” on previous pages.

(6) Principal Businesses (as of March 31, 2014)

Kyocera manufactures and sells a highly diversified range of products, including components involving fine ceramic technologies and applied ceramic products, telecommunications and information equipment, etc. The principal products and businesses are as follows:

Reporting Segment and Content of Business	Principal Product and Business
Fine Ceramic Parts Group: Kyocera widely provides ceramic components for industrial machinery, communication, computing, automotive and various other industrial sectors.

Components for Semiconductor Processing Equipment and
Flat Panel Display Manufacturing Equipment

Information and Telecommunication Components

General Industrial Machinery Components

Sapphire Substrates

Automotive Components

Semiconductor Parts Group: Kyocera provides both inorganic (ceramic) and organic packages and substrates for protecting electronic components and ICs.	Ceramic Packages and Substrates Organic Multilayer Packages and Substrates

Applied Ceramic Products Group: Kyocera provides solar energy products, cutting tools, medical and dental implants and jewelry and applied ceramic related products such as ceramic knives.	Solar Power Generating Systems Cutting Tools, Micro Drills Medical and Dental Implants Jewelry and Applied Ceramic Related Products

Electronic Device Group:
Kyocera provides various electronic components and devices in a wide range of market such as information and communications equipment, digital home appliances, and industrial machinery.

Capacitors SAW Devices Crystal Components Connectors Liquid Crystal Displays Printing Devices

Telecommunications Equipment Group: Kyocera provides smartphones, Simple Phones equipped with only essential functionality, as well as PHS handsets and base stations.	Mobile Phones PHS Related Products such as PHS Handsets and PHS Base Stations

Information Equipment Group:

Kyocera supports improvements of customers’ business circumstances through providing printers and multifunction peripherals based on “ECOSYS” concept with our unique characteristic of long life, ecological and economical, and various applications which meets customers’ needs.

Monochrome and Color Printers and Multifunctional Products Wide Format Systems Document Solutions Application Software Supplies

Others: Kyocera provides information and communication services, materials for semiconductors and chemical materials mainly in this reporting segment.	Information Systems and Telecommunication Services Engineering Business Management Consulting Business Materials for Semiconductors, Chemical Materials Realty Development Business

(7) Significant Subsidiaries (as of March 31, 2014)

Name of Subsidiary	Amount of Capital (Yen in millions and others in thousands)	Ownership by Kyocera Corporation (%)	Principal Business
Kyocera SLC Technologies Corporation	¥4,000	100.00	Development, manufacturing and sale of organic multilayer packages and substrates

Kyocera Circuit Solutions, Inc.	¥1,000	100.00	Development, manufacturing and sale of organic multilayer packages and substrates

Kyocera Solar Corporation	¥310	100.00	Sale of solar energy products

Kyocera Medical Corporation	¥2,500	77.00	Development, manufacturing and sale of medical materials

Kyocera Connector Products Corporation	¥400	100.00	Development, manufacturing and sale of electronic devices

Kyocera Crystal Device Corporation	¥16,318	100.00	Development and manufacturing of electronic devices

Kyocera Display Corporation	¥4,075	100.00	Development, manufacturing and sale of electronic devices

Kyocera Document Solutions Inc.	¥12,000	100.00	Development and manufacturing of information equipments

Kyocera Communication Systems Co., Ltd.	¥2,986	76.30	Provision of engineering services and IT services

Kyocera Chemical Corporation	¥10,172	100.00	Development, manufacturing and sale of electrical insulation materials

Shanghai Kyocera Electronics Co., Ltd.	¥17,321	100.00	Manufacturing of fine ceramic-related products and electronic devices

Dongguan Shilong Kyocera Co., Ltd.	HK$472,202	90.00	Manufacturing of cutting tools and electronic devices

Kyocera (China) Sales & Trading Corporation	US$10,000	90.00	Sale of fine ceramic-related products and cutting tools

Kyocera (Tianjin) Solar Energy Co., Ltd.	US$30,200	90.00	Manufacturing of solar energy products

Kyocera Telecom Equipment (Malaysia) Sdn. Bhd.	MYR28,000	100.00	Manufacturing of telecommunications equipments

Kyocera Asia Pacific Pte. Ltd.	US$105	100.00	Sale of fine ceramic-related products, solar energy products and electronic devices

Kyocera International, Inc.	US$34,850	100.00	Holding company and headquarters in North America

AVX Corporation	US$1,763	69.06	Development, manufacturing and sale of electronic devices

Kyocera Communications, Inc.	US$10,000	*100.00	Sale of telecommunications equipments

Kyocera Fineceramics GmbH	EURO1,687	100.00	Sale of fine ceramic-related products, solar energy products and electronic devices

Asterisk (*) shows ownership by a subsidiary of Kyocera Corporation.

(8) Principal Business Sites (as of March 31, 2014)

Japan:

Kyocera Corporation Headquarters : 6 Takeda Tobadono-cho, Fushimi-ku, Kyoto, Japan

Hokkaido Kitami Plant

Fukushima Tanagura Plant

Nagano Okaya Plant

Mie Ise Plant

Shiga Gamo Plant

Shiga Yohkaichi Plant

Shiga Yasu Plant

Kagoshima Sendai Plant

Kagoshima Kokubu Plant

Kagoshima Hayato Plant

Yokohama Office

R&D Center, Keihanna (Kyoto)

R&D Center, Kagoshima

Kyocera SLC Technologies Corporation (Shiga)

Kyocera Circuit Solutions, Inc. (Tokyo)

Kyocera Solar Corporation (Kyoto)

Kyocera Medical Corporation (Osaka)

Kyocera Connector Products Corporation (Kanagawa)

Kyocera Crystal Device Corporation (Yamagata)

Kyocera Display Corporation (Shiga)

Kyocera Document Solutions Inc. (Osaka)

Kyocera Document Solutions Japan Inc. (Tokyo)

Kyocera Communication Systems Co., Ltd. (Kyoto)

Kyocera Chemical Corporation (Saitama)

Kyocera Optec Co., Ltd. (Tokyo)

Kyocera Realty Development Co., Ltd. (Tokyo)

Hotel Kyocera Co., Ltd. (Kagoshima)

Hotel Princess Kyoto Co., Ltd. (Kyoto)

Overseas:

Shanghai Kyocera Electronics Co., Ltd. (China)

Kyocera (Tianjin) Solar Energy Co., Ltd. (China)

Dongguan Shilong Kyocera Co., Ltd. (China)

Kyocera (China) Sales & Trading Corporation (China)

Kyocera Document Technology (Dongguan) Co., Ltd. (China)

Kyocera Precision Tools Korea Co., Ltd. (Korea)

Kyocera Korea Co., Ltd. (Korea)

Kyocera Telecom Equipment (Malaysia) Sdn. Bhd. (Malaysia)

Kyocera Asia Pacific Pte. Ltd. (Singapore)

Kyocera Vietnam Co., Ltd. (Vietnam)

Kyocera Document Technology Vietnam Co., Ltd. (Vietnam)

Kyocera International, Inc. (U.S.A.)

Kyocera Industrial Ceramics Corporation (U.S.A.)

Kyocera America, Inc. (U.S.A.)

Kyocera Solar, Inc. (U.S.A.)

Kyocera Tycom Corporation (U.S.A.)

Kyocera Communications, Inc. (U.S.A.)

AVX Corporation (U.S.A.)

Kyocera Document Solutions America, Inc. (U.S.A.)

Kyocera Document Solutions Europe B.V. (Netherlands)

Kyocera Document Solutions Deutschland GmbH (Germany)

TA Triumph-Adler GmbH (Germany)

Kyocera Fineceramics GmbH (Germany)

Kyocera Solar Europe S.R.O. (Czech Republic)

Kyocera Unimerco A/S (Denmark)

(9) Employees (as of March 31, 2014)

i) Consolidated

Reporting Segment	Number of Employees	Change from March 31, 2013
Fine Ceramic Parts Group	2,910	Decrease of	41
Semiconductor Parts Group	9,088	Increase of	245
Applied Ceramic Products Group	7,963	Decrease of	104
Electronic Device Group	21,759	Decrease of	2,417
Telecommunications Equipment Group	4,091	Increase of	78
Information Equipment Group	15,833	Decrease of	150
Others	6,507	Increase of	499
Headquarters	1,638	Increase of	34

Total	69,789	Decrease of	1,856

Note:    The number of employees represents the total number of regular employees who work full-time.

ii) Non-consolidated

Number of Employees	14,083
Change from March 31, 2013	Decrease of 703
Average Age	40.6
Average Years of Service	17.3

Note:    The number of employees represents the total number of regular employees who work full-time.

2. Shares (as of March 31, 2014)

Kyocera Corporation undertook a two-for-one stock split of all common stock on October 1, 2013 and completed a partial retirement of its treasury stock on February 12, 2014.

(1) Total Number of Shares Authorized to Be Issued:	600,000,000

(2) Total Number of Shares Issued:	377,618,580

(Of which, Number of Treasury Shares:	10,751,865)

Note: Total number of shares issued increased by 191,309,290 due to the stock split on October 1, 2013 and decreased by 5,000,000 due to the partial retirement of treasury stock on February 12, 2014.

(3) Number of Shareholders:	67,961

(4) Major Shareholders (Top 10 Largest Shareholders)

Name	Number of Shares Owned (Shares in thousands)	Share Ownership Ratio (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	28,203	7.69
Japan Trustee Services Bank, Ltd. (Trust Account)	21,099	5.75
The Bank of Kyoto, Ltd.	14,436	3.94
State Street Bank and Trust Company	11,625	3.17
Kazuo Inamori	11,212	3.06
Inamori Foundation	9,360	2.55
KI Enterprise Co., Ltd.	7,099	1.94
BNP Paribas Securities (Japan) Limited	7,041	1.92
Stock Purchase Plan for Kyocera Group Employees	5,200	1.42
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	5,077	1.38

Note:    Share ownership ratios are calculated after deduction of the treasury stock.

3. Directors and Audit & Supervisory Board Members

(1) List of Directors and Audit & Supervisory Board Members (as of March 31, 2014)

Position	Name	Area of Responsibility and Important Concurrent Post
Chairman of the Board and Representative Director	Tetsuo Kuba

Vice Chairman of the Board and Representative Director	Tatsumi Maeda	In charge of Engineering and Technology

President and Representative Director	Goro Yamaguchi	President and Executive Officer

Senior Managing Director	Katsumi Komaguchi	Senior Managing Executive Officer President and Representative Director of Kyocera Document Solutions Inc.

Senior Managing Director	Yasuyuki Yamamoto	Senior Managing Executive Officer General Manager of Corporate Communication Equipment Group

Director	Ken Ishii	Managing Executive Officer General Manager of Corporate Cutting Tool Group

Director	Yoshihito Ohta	Managing Executive Officer General Manager of Corporate General Affairs Group

Director	Shoichi Aoki	Managing Executive Officer General Manager of Corporate Financial and Accounting Group

Director	Hiroshi Fure	Managing Executive Officer General Manager of Corporate Automotive Components Group

Director	Yoji Date	Managing Executive Officer President and Representative Director of Kyocera Connector Products Corporation

Director	John S. Gilbertson	Chairman of the Board and Chief Executive Officer of AVX Corporation

Director	John S. Rigby	President and Director of Kyocera International, Inc.

Director	Tadashi Onodera	Chairman of the Board and Representative Director of KDDI Corporation

Full-time Audit & Supervisory Board Member	Yoshihiro Kano

Full-time Audit & Supervisory Board Member	Kouji Mae

Audit & Supervisory Board Member	Osamu Nishieda	Attorney-at-law

Audit & Supervisory Board Member	Yoshinori Yasuda	Professor, Graduate School of Environmental Studies, Tohoku University

Audit & Supervisory Board Member	Nichimu Inada	President and Representative Director of Family Inada Co., Ltd.

Audit & Supervisory Board Member	Yasunari Koyano	Representative Lawyer of Koyano LPC

Notes:

1.	Important Concurrent Posts Undertaken by Directors and Audit & Supervisory Board Members in fiscal 2014

(1)	Messrs. Tetsuo Kuba, Chairman of the Board and Representative Director, Tatsumi Maeda, Vice Chairman of the Board and Representative Director, Goro Yamaguchi, President and Representative Director, and Shoichi Aoki, Director, serve as Directors of AVX Corporation.

(2)	Mr. Tetsuo Kuba, Chairman of the Board and Representative Director, serves as an Outside Director of KDDI Corporation.

(3)	Mr. Tadashi Onodera, Director, serves as a Director of Okinawa Cellular Telephone Company.

2.	Important Concurrent Posts Undertaken by Outside Audit & Supervisory Board Members and their Relations with Kyocera Corporation

(1)	Kyocera Corporation engages in transactions relating to sale of mobile phones, etc. with KDDI Corporation and Okinawa Cellular Telephone Company where Mr. Tadashi Onodera, Director, serves as Chairman of the Board and Representative Director and Director respectively.

(2)	Kyocera Corporation engages in transactions relating to sale of ceramic products for research applications with Tohoku University where Mr. Yoshinori Yasuda, Audit & Supervisory Board Member, serves as a professor, but there is no transaction with the Graduate School of Environmental Studies where he serves as a professor.

(3)	There is no special interest between Kyocera Corporation and Family Inada Co., Ltd. where Mr. Nichimu Inada, Audit & Supervisory Board Member, serves as President and Representative Director.

(4)	There is no special interest between Kyocera Corporation and Koyano LPC where Mr. Yasunari Koyano, Audit & Supervisory Board Member, serves as Representative Lawyer.

3.	Mr. Tadashi Onodera is an Outside Director and Messrs. Yoshinori Yasuda, Nichimu Inada and Yasunari Koyano are Outside Audit & Supervisory Board Members.

4.	Kyocera Corporation has designated Messrs. Yoshinori Yasuda, Nichimu Inada and Yasunari Koyano as independent Audit & Supervisory Board Members as provided for in the rules of the Tokyo Stock Exchange.

5.	“Area of Responsibility and Important Concurrent Post” of Mr. Yasuyuki Yamamoto, Senior Managing Director, has been changed as of April 1, 2014, to “Senior Managing Director, General Manager of Corporate Communications Equipment Group.” (The group name in Japanese has been changed, but there is no change in English.)

(2) Directors and Audit & Supervisory Board Members Retired During Fiscal 2014

Directors and Audit & Supervisory Board Members retired during fiscal 2014 are as follows:

Position as of Retirement	Name	Area of Responsibility and Important Concurrent Post as of Retirement	Reason for Retirement	Retirement Date
Advisor and Director	Makoto Kawamura		Expiration of term of office	Jun. 26, 2013

Director	Tsutomu Yamori	In charge of Human Resources	Expiration of term of office	Jun. 26, 2013

Full-time Audit & Supervisory Board Member	Yoshihiko Nishikawa		Expiration of term of office	Jun. 26, 2013

Audit & Supervisory Board Member	Yoshinari Hara	Honorary Adviser of Daiwa Securities Group, Inc.	Expiration of term of office	Jun. 26, 2013

(3) Remuneration to Directors and Audit & Supervisory Board Members for Fiscal 2014

	Number of Persons Qualified to Receive Remuneration	Amount of Remuneration (Yen in millions)
Directors (Outside Director of 15 Directors above)	15 (1)	¥418 (8)
Audit & Supervisory Board Members	8	81
(Outside Audit & Supervisory Board Members of 8 Audit & Supervisory Board Members above)	(4)	(23)

Total	23	¥499

Notes:

1.	The amount of remuneration to Directors does not include salaries for services as employees or Executive Officers for those Directors who serve as such.

2.	As of March 31, 2014, there were 13 Directors and 6 Audit & Supervisory Board Members, with 1 of the former being an Outside Director and 3 of the latter being Outside Audit & Supervisory Board Members. “The Number of Persons Qualified to Receive Remuneration” in the tables above include 2 Directors and 2 Audit & Supervisory Board Members who retired during fiscal 2014, with 1 of the latter being an Outside Audit & Supervisory Board Member.

3.

Remuneration to Directors and Audit & Supervisory Board Members was determined by the resolution adopted at the 55th Ordinary General Meeting of Shareholders, which was held on June 25, 2009, as follows:

[Aggregate Amount of Remuneration to Directors]

Basic Remuneration:	No more than ¥400 million per year (not including salaries for services as employees or Executive Officers for those Directors who serve as such)

Bonuses to Directors:	No more than 0.2% of the Consolidated Net Income* of Kyocera Corporation for the relevant fiscal year, provided that such amount shall not exceed ¥300 million per year.

*	Pursuant to a change in the U.S. accounting standards, this has been revised to “Net Income Attributable to Shareholders of Kyocera Corporation.”

[Aggregate Amount of Remuneration to Audit & Supervisory Board Members]

Basic Remuneration:	No more than ¥100 million per year

(4) Outside Director and Audit & Supervisory Board Members

(i) Activities of Outside Director and Audit & Supervisory Board Members During Fiscal 2014

(a)	Mr. Tadashi Onodera, Outside Director, attended 10 of the 11 meetings of the Board of Directors which were held after taking office during fiscal 2014 and expressed his views based on his abundant knowledge and experience as a corporate executive.

(b)	Mr. Yoshinori Yasuda, Outside Audit & Supervisory Board Member, attended 11 of the 13 meetings of the Board of Directors and 7 of the 8 meetings of the Audit & Supervisory Board which were held during fiscal 2014 and expressed his views based on his abundant knowledge and experience as a university professor.

(c)	Mr. Nichimu Inada, Outside Audit & Supervisory Board Member, attended 11 of the 13 meetings of the Board of Directors and all of the 8 meetings of the Audit & Supervisory Board which were held during fiscal 2014 and expressed his views based on his abundant knowledge and experience as a corporate executive.

(d)	Mr. Yasunari Koyano, Outside Audit & Supervisory Board Member, attended 9 of the 11 meetings of the Board of Directors and all of the 5 meetings of the Audit & Supervisory Board which were held after taking office during fiscal 2014 and expressed his views based on his abundant knowledge and experience as an attorney-at-law and corporate executive.

(ii) Summary of Agreements Regarding the Limitation of Liability

Kyocera Corporation has entered into an agreement with an Outside Director and Audit & Supervisory Board Members regarding the limitation of their liability for damages caused by negligence in the performance of their duties, in accordance with paragraph 1 of Article 427 of the Companies Act and Article 28 and 36 of the Articles of Incorporation of the Company. The amount of liability to which they are subject to, as set under such agreements, are limited to the minimum amount of liability provided under applicable laws and regulations.

4. Accounting Auditor

(1)	Name of Accounting Auditor: PricewaterhouseCoopers Kyoto

(2)	Remuneration and Other Amounts Payable to Accounting Auditor

Remuneration and Other Amounts Payable by Kyocera Corporation to the Accounting Auditor for the Services for Fiscal 2014	¥235 million
Total Amount of Cash and Other Financial Benefits Payable by Kyocera Group to the Accounting Auditor for the Services for Fiscal 2014	¥513 million

Notes:

1.	The overseas subsidiaries of Kyocera Corporation are audited by an auditing firm other than that used by Kyocera Corporation as its Accounting Auditor.

2.	In the audit agreement between Kyocera Corporation and the Accounting Auditor, remuneration is determined without separately indicating amounts payable for auditing under the Companies Act and for auditing under the Financial Instruments and Exchange Law. Accordingly, ¥235 million represents the aggregate remuneration for both of these auditing services.

(3)	Policy Regarding Decision to Terminate or Not to Reappoint Accounting Auditor

In the event that the Audit & Supervisory Board determines that the Accounting Auditor is subject to any of the events provided in Paragraph 1 of Article 340 of the Companies Act, the Audit & Supervisory Board is authorized to terminate the office of such Accounting Auditor or to request the Board of Directors to consider proposing to the General Meeting of Shareholders the termination or non-reappointment of such Accounting Auditor. Should anything occur to negatively impact the qualifications or independence of the Accounting Auditor, making it unlikely that such Accounting Auditor will be able to properly perform an audit, the Board of Directors, subject to prior consent of the Audit & Supervisory Board, shall propose to the General Meeting of Shareholders a resolution to terminate or not to reappoint such Accounting Auditor.

5. System and Policy

Kyocera Corporation has adopted through the meeting of the Board of Directors the “Kyocera Group Basic Policy for Corporate Governance and Internal Control” as follows:

Kyocera Group

Basic Policy for Corporate Governance and Internal Control

Kyocera has made “Respect the Divine and Love People” its corporate motto and “To provide opportunities for the material and intellectual growth of all our employees, and through our joint efforts, contribute to the advancement of society and humankind” its management rationale.

Kyocera always strives to maintain equity and fairness, and faces all situations with courage and conscience, and intends to realize transparent systems for corporate governance and internal control.

Under such corporate motto and management rationale, the Board of Directors has set a basic policy for corporate governance and internal control as described below.

This statement of basic policy was set forth in accordance with Paragraph 5 and Item 6 of Paragraph 4 of Article 362 of the Companies Act, and Paragraphs 1 and 3 of Article 100 of the Execution Rules of the Companies Act, which require establishment of a system to ensure that business conduct by the Directors will be in compliance with all applicable laws and regulations and the Articles of Incorporation and to ensure proper business conduct by the Company and the Kyocera Group, as a whole.

I.    Corporate Governance

1.    Basic Policy for Corporate Governance

The Board of Directors of Kyocera Corporation defines Kyocera’s corporate governance to mean “structures to ensure that Directors conducting business manage the corporations in a fair and correct manner.”

The purpose of corporate governance is to maintain management soundness and transparency, and achieve fair and efficient management, through which we aim to realize the management rationale of the Kyocera Group.

The Board of Directors shall inculcate in all Directors and employees working in the Kyocera Group the “Kyocera Philosophy,” which is the basis of Kyocera’s management policy, and establish a sound corporate culture. The Board of Directors shall establish proper corporate governance through exercise of the “Kyocera Philosophy” (See note below).

Note:	The “Kyocera Philosophy” is a corporate philosophy and life philosophy created through integration of the thoughts of the founder of Kyocera Corporation regarding management and life. The “Kyocera Philosophy” incorporates a wide range of matters relating to basic thoughts on management and methods of undertaking day-to-day work, based on the core criterion of “Do what is right as a human being” in all of our decision making.

2.    Corporate Governance System

The Board of Directors of Kyocera Corporation determines, pursuant to the basic policy described in 1 above, the below-outlined system for corporate governance of Kyocera Corporation, which is the core company within the Kyocera Group, to ensure that the business conduct by the Directors is in compliance with all applicable laws and regulations and the Articles of Incorporation. The Board of Directors will constantly seek the ideal system for corporate governance and always evolve and develop its existing corporate governance system.

(1)  Organs of Corporate Governance

The Board of Directors shall establish a corporate structure in which the Audit & Supervisory Board Members and the Audit & Supervisory Board will serve as organs of corporate governance pursuant to the provisions of the Articles of Incorporation, as approved by the General Meeting of Shareholders of Kyocera Corporation. Directors of Kyocera Corporation shall strictly observe the following, to ensure effective audit by the Audit & Supervisory Board Members and the Audit & Supervisory Board:

(i)	Matters Relating to Employees to Facilitate the Duties of Audit & Supervisory Board Members (including Matters Relating to the Independence of such Employees from the Directors):

Representative Directors shall establish an office of the Audit & Supervisory Board Members upon their request, and shall request certain employees, nominated through prior discussion with the Audit & Supervisory Board Members, to work at such an office to assist in the duties of the Audit & Supervisory Board Members and the Audit & Supervisory Board. Such employees, while still subject to the work rules of Kyocera Corporation, shall be under the instruction and supervision of each of the Audit & Supervisory Board Members, and transfer, treatment (including evaluation) and disciplinary action relating to them shall be made only following discussion with the Audit & Supervisory Board Members.

(ii)	System for Reporting to the Audit & Supervisory Board Members by Directors and Employees and Other Systems Relating to Reporting to the Audit & Supervisory Board Members:

In the event that any Director becomes aware of any possible or actual violation of laws and regulations, or the Articles of Incorporation, or in the event that any Director becomes aware of any matter that may cause substantial damage to Kyocera, he/ she shall immediately report thereon to the Audit & Supervisory Board. In addition, in the event that any Audit & Supervisory Board Member or the Audit & Supervisory Board requests a report from any Director pursuant to the Regulations of the Audit & Supervisory Board, such Director shall comply with such request.

Representative Directors shall request the internal audit department to regularly report the status of the internal audit to the Audit & Supervisory Board Members. In addition, upon request from the Audit & Supervisory Board Members, Representative Directors shall request any specified department(s) to report the status of their business conduct directly to the Audit & Supervisory Board Members. Representative Directors shall also maintain a “whistleblower system to report to the Audit & Supervisory Board,” established by the Audit & Supervisory Board, under which employees, suppliers and customers of Kyocera may directly notify the Audit & Supervisory Board of any such items.

(iii)	Other Systems to Ensure Effective Audit by the Audit & Supervisory Board Members:

In the event that Representative Directors are requested by any Audit & Supervisory Board Member to effectuate any of the following matters, as necessary to establish a system to ensure effective audit by the Audit & Supervisory Board Members, Representative Directors shall comply with such request:

(a)	Attendance at important meetings

(b)	Inspection of important conference minutes, documents and contracts, etc. and

(c)	Meetings with Representative Directors to exchange opinions concerning management of the Kyocera Group in general

(2)  Kyocera Philosophy Education

Representative Directors of Kyocera Corporation shall undertake the “Kyocera Philosophy Education” from time to time in order to inculcate in the Directors (including themselves) and Kyocera’s employees the “Kyocera Philosophy.”

II.    Internal Control

1.    Basic Policy for Internal Control

The Board of Directors of Kyocera Corporation defines Kyocera’s internal control to mean “systems to be established within the corporate organization to achieve management policy and master plans in a fair manner, in order for the Directors to undertake management of Kyocera Corporation to effectuate management policy.” The Board of Directors of Kyocera Corporation will establish internal control through implementation of the “Kyocera Philosophy.”

2.    Internal Control System

Under the policy as described in 1 above, the Board of Directors shall request Representative Directors to establish the systems described below. In addition, the Board of Directors shall constantly evolve and develop such systems, seeking an ideal system of internal control.

(1)	Management and Maintenance of Information Relating to Business Conduct by Directors

Representative Directors shall establish the “Kyocera Disclosure Committee” as a means for making timely and appropriate disclosure of management information and for properly maintaining information relating to the business conduct by the Directors in accordance with applicable laws and regulations and the internal rules of Kyocera Corporation.

(2)	Internal Rules and Systems Relating to Management of Risk of Loss, and Systems to Ensure that Business Conduct by Employees is in Compliance with Applicable Laws and Regulations and the Articles of Incorporation

Representative Directors shall establish a risk management department, as a part of the Kyocera Group’s risk management system. Representative Directors shall also establish systems to undertake necessary actions from time to time.

Representative Directors shall establish an office for “employee counseling” as an internal function of the whistleblower policy within the Kyocera Group that enables employees to report any possible or actual violation of laws and regulations, the Articles of Incorporation, or other internal rules. The office of employee counseling shall take appropriate corrective actions, if necessary, with respect to reports received in accordance with the Whistleblower Protection Act.

(3)	Systems to Ensure Efficient Business Conduct by Directors

Representative Directors shall clearly delegate certain authority and related responsibility to Executive Officers by introducing an Executive Officer System to achieve efficient and effective business conduct. Representative Directors shall request the Executive Officers to report the status of their business conduct, and, accordingly, a system shall be maintained under which Representative Directors can verify whether business is being conducted efficiently.

(4)	System to Ensure Appropriate Business Conduct at the Kyocera Group

In addition to the matters described in (1) through (3) above, as a system to ensure the appropriate business conduct at the Kyocera Group, Representative Directors shall establish the Kyocera Group Management Committee. Such Committee shall discuss important matters relating to the Kyocera Group and receive reports relating thereto. Representative Directors shall also establish an internal audit department in order to regularly conduct audits to evaluate the appropriateness of business conduct at the Kyocera Group.

The current status of the preparedness of systems relating to internal control is as follows:

(i)	The “Kyocera Code of Conduct” was established in June 2000.

(ii)	The “Risk Management Division” was established in September 2000 in order to create a thorough system to ensure compliance with laws and regulations and internal rules.

(iii)	The “Kyocera Management Committee”, which was renamed the “Kyocera Group Management Committee” in August 2002, was established in January 2001.

(iv)	The “Kyocera Disclosure Committee” was established in April 2003.

(v)	The “Employee Counseling Office” was established in April 2003 as a function of the whistleblower reporting system.

(vi)	The Executive Officer System was introduced in June 2003 to improve management efficiency.

(vii)	The “Global Audit Division,” which was reorganized by the merger of “Risk Management Division” and renamed the “Corporate Global Audit Division” later in April 2010, was established in May 2005 to undertake internal audits, and it regularly conducts audits of Kyocera’s businesses, and reports the results of such audits to the Directors and Audit & Supervisory Board Members of Kyocera Corporation. It also serves as a mechanism for meeting the requirements of Article 404 of the Sarbanes-Oxley Act of the United States of America.

(viii)	The functions of risk management were transferred from the Corporate Global Audit Division to the Corporate General Affairs Group. The “Risk Management Department” was established within the Group in January 2014 in order to restructure the risk management system.

Consolidated Balance Sheets

	(Yen in millions)
	March 31,		Increase (Decrease)
	2013	2014
Current assets:
Cash and cash equivalents	¥305,454	¥335,174	¥29,720
Short-term investments in debt and equity securities	43,893	115,900	72,007
Other short-term investments	179,843	160,331	(19,512)
Trade notes receivables	27,061	22,054	(5,007)
Trade accounts receivables	268,927	257,850	(11,077)
Less allowances for doubtful accounts and sales returns	(4,705)	(5,062)	(357)
Inventories	296,450	335,802	39,352
Advance payments	65,812	59,192	(6,620)
Deferred income taxes	47,349	41,499	(5,850)
Other current assets	38,299	44,695	6,396

Total current assets	1,268,383	1,367,435	99,052

Non-current assets:
Investments and advances:
Long-term investments in debt and equity securities	506,490	738,212	231,722	*1
Other long-term investments	12,661	14,847	2,186

Total investments and advances	519,151	753,059	233,908

Property, plant and equipment:
Land	61,808	63,268	1,460
Buildings	323,014	344,167	21,153
Machinery and equipment	788,692	826,881	38,189
Construction in progress	13,546	11,821	(1,725)
Less accumulated depreciation	(918,236)	(975,580)	(57,344)

Total property, plant and equipment	268,824	270,557	1,733

Goodwill	103,425	116,632	13,207
Intangible assets	54,583	59,326	4,743
Other assets	68,487	69,695	1,208

Total non-current assets	1,014,470	1,269,269	254,799

Total assets	¥2,282,853	¥2,636,704	¥353,851

Remark:

*1	Long-term investments in equity securities increased due mainly to increases in the market value of equity securities.

Note:	The consolidated balance sheets and the consolidated statements of income for the year ended March 31, 2013, indications of increase (decrease) of amounts and remarks are presented solely for reference.

	(Yen in millions)
	March 31,		Increase (Decrease)
	2013	2014
Current liabilities:
Short-term borrowings	¥3,135	¥4,064	¥929
Current portion of long-term debt	9,817	12,360	2,543
Trade notes and accounts payable	111,249	122,424	11,175
Other notes and accounts payable	52,018	48,224	(3,794)
Accrued payroll and bonus	52,420	56,068	3,648
Accrued income taxes	22,214	23,353	1,139
Other accrued liabilities	39,135	31,347	(7,788)
Other current liabilities	36,642	29,611	(7,031)

Total current liabilities	326,630	327,451	821

Non-current liabilities:
Long-term debt	20,855	19,466	(1,389)
Accrued pension and severance liabilities	36,322	36,812	490
Deferred income taxes	146,229	235,954	89,725	*1
Other non-current liabilities	37,875	29,795	(8,080)

Total non-current liabilities	241,281	322,027	80,746

Total liabilities	567,911	649,478	81,567

Kyocera Corporation shareholders’ equity:
Common stock	115,703	115,703	—
Additional paid-in capital	163,062	162,666	(396)
Retained earnings	1,368,512	1,415,784	47,272
Accumulated other comprehensive income	50,138	250,963	200,825	*2
Common stock in treasury, at cost	(51,258)	(35,033)	16,225

Total Kyocera Corporation shareholders’ equity	1,646,157	1,910,083	263,926

Noncontrolling interests	68,785	77,143	8,358

Total equity	1,714,942	1,987,226	272,284

Total liabilities and equity	¥2,282,853	¥2,636,704	¥353,851

Remarks:

*1	Deferred income taxes increased due to increases in the market value of equity securities.

*2	Foreign currency translation adjustment included in Accumulated other comprehensive income increased as a result of the effect of the yen’s depreciation, in addition to a Change in net unrealized gains on securities that increased due mainly to increases in the market value of equity securities.

Consolidated Statements of Income

	(Yen in millions)
	Years Ended March 31,		Increase (Decrease)
	2013	2014
Net sales	¥1,280,054	¥1,447,369	¥167,315
Cost of sales	952,350	1,068,465	116,115

Gross profit	327,704	378,904	51,200
Selling, general and administrative expenses	250,778	258,322	7,544

Profit from operations	76,926	120,582	43,656	*1
Other income (expenses):
Interest and dividend income	14,666	18,172	3,506
Interest expense	(1,890)	(1,945)	(55)
Foreign currency transaction gains, net	5,136	5,108	(28)
Gains on sales of securities, net	4,542	2,875	(1,667)
Other, net	1,983	1,476	(507)

Total other income (expenses)	24,437	25,686	1,249

Income before income taxes	101,363	146,268	44,905
Income taxes	34,012	51,254	17,242

Net income	67,351	95,014	27,663
Net income attributable to noncontrolling interests	(878)	(6,258)	(5,380)

Net income attributable to shareholders of Kyocera Corporation	¥66,473	¥88,756	¥22,283

Remark:

*1	Profit from operations increased significantly compared with fiscal 2013 due mainly to the recording of the environmental remediation charge in fiscal 2013 at AVX Corporation, a U.S.-based subsidiary, in addition to the higher sales and the effect of cost reduction measures.

Consolidated Statement of Equity (April 1, 2013 to March 31, 2014)

	(Yen in millions and shares in thousands)
(Number of shares outstanding)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Kyocera Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance, March 31, 2013 (366,880)	¥115,703	¥163,062	¥1,368,512	¥50,138	¥(51,258)	¥1,646,157	¥68,785	¥1,714,942
Comprehensive income:
Net income			88,756			88,756	6,258	95,014
Change in net unrealized gains (losses) on securities				158,535		158,535	(25)	158,510
Change in net unrealized gains (losses) on derivative financial instruments				(192)		(192)	25	(167)
Change in pension adjustments				2,323		2,323	57	2,380
Change in foreign currency translation adjustments				40,214		40,214	5,631	45,845

Total comprehensive income						289,636	11,946	301,582

Cash dividends paid to Kyocera Corporation’s shareholders			(25,681)			(25,681)		(25,681)
Cash dividends paid to noncotrolling interests							(3,193)	(3,193)
Purchase of treasury stock (14)					(68)	(68)		(68)
Reissuance of treasury stock (1)		1			2	3		3
Retirement of treasury stock		(488)	(15,803)		16,291	—		—
Stock option plan of subsidiaries		99				99	38	137
Other		(8)		(55)		(63)	(433)	(496)

Balance, March 31, 2014 (366,867)	¥115,703	¥162,666	¥1,415,784	¥250,963	¥(35,033)	¥1,910,083	¥77,143	¥1,987,226

*	Each number of shares is computed under the assumption that the stock split, which took effect on October 1, 2013, had been undertaken on March 31, 2013.

Consolidated Statements of Cash Flows (For Reference Only)

	(Yen in millions)
	Years Ended March 31,
	2013	2014
Cash flow from operating activities	¥109,489	¥149,141
Cash flow from investing activities	(66,142)	(101,141)
Cash flow from financing activities	(31,431)	(32,805)
Effect of exchange rate changes on cash and cash equivalents	20,250	14,525
Net increase in cash and cash equivalents	32,166	29,720
Cash and cash equivalents at the beginning of the year	273,288	305,454
Cash and cash equivalents at the end of the year	305,454	335,174

Balance Sheets

	(Yen in millions)
	March 31,
	2013	2014
Current assets:
Cash and bank deposits	¥170,581	¥179,181
Trade notes receivable	4,338	4,210
Trade accounts receivable	199,521	164,674
Marketable securities	80,020	135,706
Finished goods and merchandise	24,069	23,424
Work in process	28,090	32,638
Raw materials and supplies	30,698	41,729
Prepaid expenses	245	231
Deferred income taxes	15,276	14,160
Other	83,493	87,880
Allowances for doubtful accounts	(218)	(192)

Total current assets	636,113	683,641

Non-current assets:
Tangible fixed assets:
Buildings	31,364	28,099
Structures	1,630	1,527
Machinery and equipment	33,938	27,809
Vehicles	17	25
Tools, furniture and fixtures	15,999	15,422
Land	35,172	35,096
Leased assets	1,306	1,080
Construction in progress	3,399	1,916

Total tangible fixed assets	122,825	110,974

Intangible assets:
Software	506	506
Leased assets	20	9
Goodwill	731	487
Other	1,937	1,701

Total intangible assets	3,194	2,703

Investments and other assets:
Investments in securities	517,391	744,608
Investments in subsidiaries and affiliates	269,954	296,553
Investments in subsidiaries and affiliates other than equity securities	56,614	58,086
Long-term loans	37,366	31,687
Other	5,083	6,854
Allowances for doubtful accounts	(245)	(252)

Total investments and other assets	886,163	1,137,536

Total non-current assets	1,012,182	1,251,213

Total assets	¥1,648,295	¥1,934,854

Note:	The balance sheets and statements of income for the year ended March 31, 2013 are presented solely for reference.

	(Yen in millions)
	March 31,
	2013	2014
Current liabilities:
Trade accounts payable	¥60,326	¥56,029
Short-term borrowing	40,200	45,000
Lease obligations	191	194
Other payables	25,827	31,416
Accrued expenses	10,766	11,519
Income taxes payables	11,072	5,020
Advance received	203	164
Deposits received	2,344	2,656
Accrued bonuses	13,270	13,426
Accrued bonuses for directors	133	174
Product warranty reserves	2,342	2,015
Allowances for sales returns	327	235
Other	2,177	511

Total current liabilities	169,178	168,359

Non-current liabilities:
Lease obligations	1,217	965
Deferred income taxes	129,807	221,589
Product warranty reserves	2,918	2,221
Other	637	517

Total non-current liabilities	134,579	225,292

Total liabilities	303,757	393,651

Net assets:
Shareholders’ equity:
Common stock	115,703	115,703
Capital surplus:
Additional paid-in capital	192,555	192,555
Other capital surplus	487	—

Total capital surplus	193,042	192,555
Retained earnings:
Legal reserves	17,207	17,207
Other retained earnings:	799,377	822,662
Reserve for special depreciation	884	1,602
General reserve	745,137	772,137
Unappropriated retained earnings	53,356	48,923

Total retained earnings	816,584	839,869
Common stock in treasury, at cost	(51,258)	(35,033)

Total shareholders’ equity	1,074,071	1,113,094
Difference of appreciation and conversion
Net unrealized gains on other securities	270,467	428,109

Total net assets	1,344,538	1,541,203

Total liabilities and net assets	¥1,648,295	¥1,934,854

Statements of Income

	(Yen in millions)
	Years Ended March 31,
	2013	2014
Net sales	¥596,112	¥634,913
Cost of sales	501,137	547,079

Gross profit	94,975	87,834
Selling, general and administrative expenses	66,738	60,018

Profit from operations	28,237	27,816
Non-operating income:
Interest and dividend income	32,734	43,816
Other	5,610	7,847

Total non-operating income	38,344	51,663
Non-operating expenses:
Interest expense	144	141
Other	1,848	1,749

Total non-operating expenses	1,992	1,890

Recurring profit	64,589	77,589
Non-recurring gain:
Gain on sale of tangible fixed assets	753	128
Gain on sale of investment in securities	4,301	3,789
Other	—	1

Total non-recurring gain	5,054	3,918
Non-recurring loss:
Loss on sale and disposal of tangible fixed assets	181	148
Other	660	813

Total non-recurring loss	841	961

Income before income taxes	68,802	80,546
Income taxes – current	16,139	12,080
Income taxes – deferred	136	3,697

Net income	¥52,527	¥64,769

Statement of Changes in Net Assets

						(Yen in millions)
	Shareholders’ Equity
		Capital Surplus				Retained Earnings
						Other Retained Earnings
	Common Stock	Additional Paid-in Capital	Other Capital Surplus	Total Capital Surplus	Legal Reserves	Reserve for Special Depreciation	General Reserve
Balance, March 31, 2013	¥115,703	¥192,555	¥487	¥193,042	¥17,207	¥884	¥745,137
Changes in net assets
Reversal of reserve for special depreciation						718
Reversal of general reserve							27,000
Dividends
Net income
Purchase of treasury stock
Reissuance of treasury stock			1	1
Retirement of treasury stock			(488)	(488)
Net change in items other than shareholders’ equity
Total changes in net assets	—	—	(487)	(487)	—	718	27,000

Balance, March 31, 2014	¥115,703	¥192,555	¥—	¥192,555	¥17,207	¥1,602	¥772,137

	Shareholders’ Equity				Difference of Appreciation and Conversion
	Retained Earnings
	Other Retained Earnings				Net Unrealized Gains on Other Securities	Total Unrealized Gains on Appreciation and Conversion
	Unappropriated Retained Earnings	Total Retained Earnings	Treasury Stock	Total Shareholders’ Equity			Total Net Assets
Balance, March 31, 2013	¥53,356	¥816,584	¥(51,258)	¥1,074,071	¥270,467	¥270,467	¥1,344,538
Changes in net assets
Reversal of reserve for special depreciation	(718)	—		—			—
Reversal of general reserve	(27,000)	—		—			—
Dividends	(25,681)	(25,681)		(25,681)			(25,681)
Net income	64,769	64,769		64,769			64,769
Purchase of treasury stock			(68)	(68)			(68)
Reissuance of treasury stock			2	3			3
Retirement of treasury stock	(15,803)	(15,803)	16,291	—			—
Net change in items other than shareholders’ equity					157,642	157,642	157,642
Total changes in net assets	(4,433)	23,285	16,225	39,023	157,642	157,642	196,665

Balance, March 31, 2014	¥48,923	¥839,869	¥(35,033)	¥1,113,094	¥428,109	¥428,109	¥1,541,203

Copy of Audit Report of Accounting Auditors on Consolidated Financial Statements

Independent Auditors’ Report

(English Translation)

May 23, 2014

To the Board of Directors of Kyocera Corporation

PricewaterhouseCoopers Kyoto
Yukihiro Matsunaga, CPA [Seal] Engagement Partner Akihiro Kajita, CPA [Seal] Engagement Partner Toru Tamura, CPA [Seal] Engagement Partner

We have audited, pursuant to paragraph 4 of Article 444 of the Companies Act of Japan, the consolidated financial statements, which consist of the consolidated balance sheet, the consolidated statement of income, the consolidated statement of equity and the notes to the consolidated financial statements, of Kyocera Corporation (hereinafter referred to as the “Company”) for the fiscal year from April 1, 2013 to March 31, 2014.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with accounting principles generally accepted in the United States of America pursuant to the provisions of paragraph 1 of Article 120-2 of the Corporate Calculation Rules of Japan. This responsibility includes implementing and maintaining internal controls deemed necessary by management for the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. These standards require that we plan and perform the audit to obtain reasonable assurance as to whether the consolidated financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including assessment of the risk of material misstatement in the consolidated financial statements, whether due to fraud or error. In making such risk assessment, the auditor considers the Company’s internal controls relevant to the preparation of consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained provides a reasonable basis for our opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of March 31, 2014 and the consolidated results for the year then ended in conformity with accounting principles generally accepted in the United States of America pursuant to the provisions of paragraph 1 of Article 120-2 of the Corporate Calculation Rules of Japan.

Other Matters

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Copy of Audit Report of Accounting Auditors

Independent Auditors’ Report

(English Translation)

May 23, 2014

To the Board of Directors of Kyocera Corporation

PricewaterhouseCoopers Kyoto
Yukihiro Matsunaga, CPA [Seal] Engagement Partner Akihiro Kajita, CPA [Seal] Engagement Partner Toru Tamura, CPA [Seal] Engagement Partner

We have audited, pursuant to paragraph 2-1 of Article 436 of the Companies Act of Japan, the financial statements, which consist of the balance sheet, the statement of income, the statement of changes in net assets, the notes to the financial statements and the supplementary schedules thereto, of Kyocera Corporation (hereinafter referred to as the “Company”) for its 60th fiscal year from April 1, 2013 to March 31, 2014.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation of financial statements and supplementary schedules thereof that give a true and fair view in accordance with accounting principles generally accepted in Japan. This responsibility includes implementing and maintaining internal controls deemed necessary by management for the preparation and fair presentation of financial statements and supplementary schedules thereto that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements and supplementary schedules based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and supplementary schedules thereof are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements and supplementary schedules thereto. The procedures selected depend on the auditor’s judgment, including assessment of the risk of material misstatement in the financial statements and supplementary schedules thereto, whether due to fraud or error. In making such risk assessment, the auditor considers the Company’s internal controls relevant to the preparation of financial statements and supplementary schedules thereto that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements and supplementary schedules thereof.

We believe that the audit evidence we have obtained provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements and supplementary schedules thereto present fairly, in all material respects, the financial position of the Company as of March 31, 2014 and the results for the year then ended in conformity with accounting principles generally accepted in Japan.

Other Matters

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Copy of Audit Report of Audit & Supervisory Board

Audit Report

(English Translation)

The Audit & Supervisory Board (hereinafter referred to as “the Board”), based on audit reports prepared by each Audit & Supervisory Board Member (hereinafter referred to as “Board Member”) related to the execution of duties of Directors during the 60th fiscal year from April 1, 2013 to March 31, 2014, hereby reports its results of audit after deliberations, as the unanimous opinion of all Board Members, as follows:

1. Audit Methods by Individual Board Members and by the Board

The Board established auditing policies, auditing plans and role sharing for the fiscal year and received audit reports from each Board Member on the execution of his auditing activities and the result thereof. In addition, it received reports on the execution of duties from Directors, etc. and from the Accounting Auditors, and, when necessary, requested their explanations regarding such reports.

In accordance with the auditing standards for Board Members set by the Board, each Board Member communicated with Directors, the Corporate Global Audit Division of the internal audit department and employees of Kyocera Corporation (hereinafter referred to as the “Company”) and endeavored to gather information and create an improved environment for auditing, according to the auditing policies, auditing plans and role sharing for the fiscal year. Board Members also attended the meetings of the Board of Directors and other important meetings, received reports from Directors, the Corporate Global Audit Division and employees of the Company on business execution, and, when necessary, requested their explanations regarding those reports. Board Members also inspected documents related to important decisions and examined operations and assets at the Company’s head office, plants, major operational establishments and sales offices. In addition, Board Members had regular meetings with the Chairman of the Board and Representative Director and the President and Representative Director of the Company and exchanged opinions and information on issues, etc. with respect to auditing. Board Members also received reports on the status of maintenance and operations from Directors, the Corporate Global Audit Division and employees of the Company, and, when necessary, requested their explanations and expressed opinions regarding the content of the resolution of the Board of Directors with respect to the development and maintenance of a system to ensure that the execution of duties by Directors as described in the business report shall be in compliance with laws and regulations and with the Company’s Articles of Incorporation and other systems required by paragraphs 1 and 3 of Article 100 of the Ordinance for Enforcement of the Companies Act as being necessary for ensuring the appropriateness of the Company’s operations, and the systems (internal control systems) established under such resolution.

With respect to the internal control systems regarding financial reporting, Board Members received reports on the evaluation of such internal control systems and the auditing condition from Directors, etc. and from PricewaterhouseCoopers Kyoto, and, when necessary, requested their explanations regarding those reports.

With respect to subsidiaries, Board Members not only visited and examined subsidiaries based on the auditing plans, but also received reports on auditing condition of subsidiaries from their Board Members, etc. at the regular meetings with them and facilitated communications with Directors of them too, and, when necessary, attended important meetings, received reports on business, requested explanations and expressed opinions. Based on the foregoing methods, Board Members reviewed the business report for the fiscal year and the supplementary schedules.

In addition, Board Members monitored and examined whether the Accounting Auditors maintained their independence and performed their audits in an appropriate manner, and received reports from the Accounting Auditors on the execution of their duties and, when necessary, requested their explanations regarding those reports. Board Members also received notification from the Accounting Auditors that they have taken steps to improve the “system for ensuring appropriate execution of their duties” (matters set forth in the items of Article 131 of the Ordinance on Accounting of Companies) in compliance with the “Quality Control Standards Relating to Auditing” (adopted by the Business Accounting Council on October 28, 2005), etc. and, when necessary, requested their explanations regarding such notification. Based on the foregoing methods, Board Members reviewed the financial statements (balance sheet, statement of income, statement of changes in net assets and notes to financial statements) for the fiscal year and supplementary schedules thereto as well as consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statement of equity and notes to consolidated financial statements).

2. Results of Audit

(1) Result of the Audit of the Business Report, etc.

(i)	The business report and the supplementary schedules thereto fairly present the condition of the Company in accordance with Japanese laws and regulations and the Articles of Incorporation of the Company.

(ii)	There has been neither unfair conduct nor any material violation of Japanese law or regulation or the Articles of Incorporation of the Company in connection with the execution of duties of the Directors.

(iii)	The content of the resolution by the Board of Directors regarding internal control systems is due and proper. Furthermore, nothing has arisen that requires comment on the description in the business report and the Directors’ execution with respect to the internal control systems, including financial reporting.

(2) Result of the Audit of Financial Statements and Supplementary Schedules Thereto

The methods and results of the audit by the Accounting Auditors, PricewaterhouseCoopers Kyoto are due and proper.

(3) Result of the Audit of Consolidated Financial Statements

The methods and results of the audit by the Accounting Auditors, PricewaterhouseCoopers Kyoto are due and proper.

May 28, 2014

Audit & Supervisory Board KYOCERA Corporation

Yoshihiro Kano [Seal]

Full-time Audit & Supervisory Board Member

Kouji Mae [Seal]

Full-time Audit & Supervisory Board Member

Osamu Nishieda [Seal]

Audit & Supervisory Board Member

Yoshinori Yasuda [Seal]

Audit & Supervisory Board Member

Nichimu Inada [Seal]

Audit & Supervisory Board Member

Yasunari Koyano [Seal]

Audit & Supervisory Board Member

Note:	Messrs. Yoshinori Yasuda, Nichimu Inada and Yasunari Koyano are Outside Audit & Supervisory Board Members as specified in Item 16 of Article 2 and Paragraph 3 of Article 335 of the Companies Act.

Securities Code 6971

Internet Disclosure Items for

Notice of 60th Ordinary General Meeting of Shareholders

Notes to Consolidated Financial Statements

Notes to Financial Statements

(April 1, 2013 to March 31, 2014)

Of the Accompanying Documents for the Notice of the 60th Ordinary General Meeting of Shareholders, the “Notes to Consolidated Financial Statements” and “Notes to Financial Statements” are available to shareholders on the Company’s website (http://global.kyocera.com/ir/s_info.html) pursuant to the provisions of laws and regulations as well as the Articles of Incorporation of the Company.

The “Notes to Consolidated Financial Statements” and “Notes to Financial Statements” are a part of the Consolidated Financial Statements and Financial Statements that were audited by Audit & Supervisory Board Members and the Accounting Auditor in preparing the Audit Reports.

Please note that this is an English translation of the Japanese original of the Internet Disclosure Items for the Notice of the 60th Ordinary General Meeting of Shareholders of KYOCERA Corporation distributed to shareholders in Japan. The translation is prepared solely for the reference and convenience of foreign shareholders. In the event of any discrepancy between this translation and the Japanese original, the latter shall prevail.

Notes to Consolidated Financial Statements

1. Basis of Preparation of Consolidated Financial Statements

(1)	Scope of Consolidation

Number of Consolidated Subsidiaries:	217

Major Consolidated Subsidiaries:	Kyocera Document Solutions Inc., AVX Corporation and
Kyocera International, Inc.

A Non-Consolidated Subsidiary:	Kyoto Purple Sanga Co., Ltd.

This subsidiary is excluded from the scope of consolidation because its total assets, net sales, net income attributable to shareholders of Kyocera Corporation and retained earnings, etc. are immaterial, as such, they do not hinder a rational judgment of financial position and results of operations of Kyocera when excluded from the scope of consolidation.

(2)	Scope of Application of the Equity Method

Number of Non-Consolidated Subsidiaries and Affiliates Accounted for by the Equity Method: 12

Major Affiliate Accounted for by the Equity Method: Kagoshima Mega Solar Power Corporation

(3)	Changes in Scope of Consolidation

Number of Increase:	12, Kyocera Circuit Solutions, Inc. and others

Number of Decrease:	12

(4)	Changes in Scope of Application of the Equity Method

Number of Increase:	2

Number of Decrease:	1

(5)	Summary of Significant Accounting Policies

(i)	Standards of Preparation of Consolidated Financial Statements

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America pursuant to the provisions of paragraph 1 of Article 120-2 of the Ordinance on Accounting of Companies of Japan. Certain disclosure and footnotes required under principles generally accepted in the United States are omitted pursuant to the provisions of the second sentence of the same paragraph.

(ii)	Valuation of Inventories

Kyocera has adopted the Financial Accounting Standards Board (FASB)’s Accounting Standards Codification (ASC) 330, “Inventory.” Inventories are stated at the lower of cost or market. For finished goods and work in process, cost is mainly determined by the average method. For raw materials and supplies, cost is mainly determined by the first-in, first-out method. Kyocera recognizes estimated write-down of inventories for excess, slow-moving and obsolete inventories.

(iii)	Valuation of Securities

Kyocera has adopted ASC 320, “Debt and Equity Securities.” Available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and recorded in “accumulated other comprehensive income,” net of tax. Held-to-maturity securities are recorded at amortized cost. Non-marketable equity securities are recorded using the cost method based on ASC325, “Investments – Other”.

(iv)	Depreciation Method for Property, Plant and Equipment

Kyocera has adopted ASC 360, “Property, Plant and Equipment.” Depreciation is accounted mainly by the declining balance method on estimated useful lives.

1

(v)	Goodwill and Other Intangible Assets

Kyocera has adopted ASC 350, “Intangibles–Goodwill and Other.” Goodwill and intangible assets with indefinite useful lives, rather than being amortized, are tested for impairment at least annually, and also following any events and changes in circumstances that might lead to impairment. Intangible assets with definite useful lives are amortized straight line over their respective estimated useful lives to their estimated residual values, and reviewed for impairment which are accounted for under ASC 360, “Property, Plant, and Equipment” whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

(vi)	Accounting for Allowances and Accruals

Allowances for Doubtful Accounts:

Kyocera maintains allowances for doubtful accounts related to trade notes receivable, trade accounts receivable and finance receivables for estimated losses resulting from customers’ inability to make timely payments including interest on finance receivables. Kyocera’s estimates are based on various factors, including the length of past due payments, historical experience and current business environments. In circumstances where it is aware of a specific customer’s inability to meet its financial obligations, a specific allowance against these amounts is provided, considering the fair value of assets pledged by the customer as collateral. In addition, when Kyocera determines it is unable to collect receivables, Kyocera directly writes off these receivables to expenses in the period incurred.

Allowances for Sales Returns:

Kyocera records an estimated sales return allowance at the time of sales based on historical return experience.

(vii)	Accrued Pension and Severance Liabilities

Kyocera has adopted ASC 715, “Compensation – Retirement Benefits.” Kyocera recognizes the overfunded or underfunded status of its defined benefit postretirement plans as an asset or liability, as the case may be, in the consolidated balance sheet and recognizes changes in funded status during the year as changes in comprehensive income for such year. Prior service cost is amortized by the straight-line method over the average remaining service period of employees. Actuarial gain or loss is recognized by amortizing a portion in excess of 10% of the greater of the projected benefit obligations or the market-related value of plan assets by the straight-line method over the average remaining service period of employees.

(6)	Recently Adopted Accounting Standards

On April 1, 2013, Kyocera adopted the Financial Accounting Standards Board (FASB)’s Accounting Standards Update (ASU) No. 2011-10, “Derecognition of in Substance Real Estate – a Scope Clarification.” This accounting standard requires the reporting entity to apply the guidance in Accounting Standards Codification (ASC) 360-20, “Property, Plant, and Equipment – Real Estate Sales” to determine whether it should derecognize the in substance real estate when a parent ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary’s nonrecourse debt. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations and financial condition.

On April 1, 2013, Kyocera adopted the FASB’s ASU No. 2012-02, “Testing Indefinite-Lived Intangible Assets for Impairment.” This accounting standard permits an entity to first assess qualitative factors to determine whether it is more likely than not that the indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the impairment test. An entity is not required to calculate the fair value of the indefinite-lived intangible asset unless the entity determines that it is more likely than not that the indefinite-lived intangible asset is impaired. As this accounting standard did not actually change how the impairment would be calculated, the adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations and financial condition.

2

On July 17, 2013, Kyocera adopted the FASB’s ASU No. 2013-10, “Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Benchmark Interest Rate for Hedge Accounting Purposes.” This accounting standard permits an entity to use the Fed Funds Effective Swap Rate (Overnight Index Swap Rate) as a U.S. benchmark interest rate for hedge accounting purposes under ASC 815, “Derivatives and Hedging,” in addition to the interest rates on direct Treasury obligations of the U.S. government and the London Interbank Offered Rate. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations and financial condition.

2. Notes to Consolidated Balance Sheets

(Yen in millions)
(1) Allowances for Doubtful Accounts Related to Assets

Other Current Assets	¥378
Other Assets	2,139

(2) Accumulated Other Comprehensive Income

Net Unrealized Gains on Securities	¥293,783
Net Unrealized (Losses) on Derivative Financial Instruments	(260)
Pension Adjustments	(21,101)
Foreign Currency Translation Adjustments	(21,459)

(3) Assets Pledged as Collateral

Property, Plant and Equipment	¥4,112
Other Long-Term Investments	2,125
*1 Property, Plant and Equipment is pledged against “Current Portion of Long-term Debts” and “Long-term Debts” in a total amount of ¥ 2,274 million.
*2 Other Long-Term Investments is pledged against the loan for business finance of Affiliates Accounted for by the Equity Method in a total amount of ¥ 23,358 million.

(4) Guarantee Obligations

Guarantee for Debts	¥531

3. Notes to Consolidated Statement of Equity

(1) Total Number of Shares Issued

	(Shares in thousands)
Class of Shares	as of March 31, 2013	Increase	Decrease	as of March 31, 2014
Common Stock	382,619	—	5,000	377,619

*1	Each number of shares is computed under the assumption that the stock split, which took effect on October 1, 2013, had been undertaken on March 31, 2013.

*2	Kyocera Corporation adopted a resolution to retire treasury stock pursuant to Article 178 of the Companies Act of Japan at its meeting of the Board of Directors held on January 29, 2014, and Kyocera Corporation retired 5,000,000 shares of its treasury stock of which type is common stock on February 12, 2014.

3

(2) Distribution of Surplus

(i) Dividends Paid

Resolution	Class of Shares	Aggregate Amount	Per Share Amount	Record Date	Effective Date
The Ordinary General Meeting of Shareholders held on June 26, 2013	Common Stock	¥11,006 million	¥60	March 31, 2013	June 27, 2013

The Board of Directors Meeting held on October 31, 2013	Common Stock	¥14,675 million	¥80	September 30, 2013	December 5, 2013

(ii) Dividends for which the Record Date Falls in the Year Ended March 31, 2014 with an Effective Date in the Year Ended March 31, 2015

Resolution	Class of Shares	Source of Dividend	Aggregate Amount	Per Share Amount	Record Date	Effective Date
The Ordinary General Meeting of Shareholders to be held on June 26, 2014	Common Stock	Retained Earnings	¥14,675 million	¥40	March 31, 2014	June 27, 2014

*	Stock Split

At the meeting of the Board of Directors of Kyocera Corporation held on August 28, 2013, a resolution was adopted to undertake a stock split and the stock split at the ratio of two-for-one of all common stock was undertaken on October 1, 2013. Under the assumption that the stock split had been undertaken at the beginning of the year ended March 31, 2013, year-end cash dividend per share of common stock resolved at the ordinary general meeting of shareholders held on June 26, 2013 and interim dividend per share of common stock resolved at the meeting of the board of directors held on October 31, 2013 would be ¥30 and ¥40, respectively.

4. Notes to Financial Instruments

(1) Notes to Financial Instruments

Kyocera refrains from making any speculative transactions and always maintains a high level of capital liquidity to ensure the utmost stability in its fund management. Operating receivables such as notes receivable and accounts receivable are exposed to customer credit risk. Kyocera seeks to reduce this risk in accordance with its credit management policies. Kyocera is exposed to market risk, including changes in foreign currency exchange rates, interest rates and equity prices. In order to hedge against these risks, Kyocera uses derivative financial instruments. Kyocera does not hold or issue derivative financial instruments for trading purposes. Kyocera mainly enters into foreign currency forward contracts and interest rate swaps. Kyocera regularly assesses these market risks based on policies and procedures established to protect against the adverse effects of these risks and other potential exposures, primarily by reference to the market value of financial instruments.

Kyocera has marketable equity securities, debt securities and non-marketable equity securities. Kyocera is currently a major shareholder of KDDI Corporation. As of March 31, 2014, the fair value of the shares of KDDI Corporation of which Kyocera owns was ¥684,464 million.

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(2) Fair Value of Financial Instruments

The fair values of financial instruments as of March 31, 2014 and methods and assumption used to estimate such fair values were as follows:

	(Yen in millions)
	Carrying Amount	Fair Value	Difference
Assets (a)
Short-term Investments in Debt Securities and Equity Securities	¥115,900	¥115,974	¥74
Long-term Investments in Debt and Equity Securities	738,212	738,214	2
Other Long-term Investments (excluding Investment in and Advances to Affiliates and an Unconsolidated Subsidiary)	11,687	11,687	—

Total	¥865,799	¥865,875	¥76

Liabilities (b)
Long-term Debt (including due within one Year)	¥31,826	¥31,834	¥8

Total	¥31,826	¥31,834	¥8

Derivatives (c) (Note)
Derivatives Designated as Hedging Instruments	¥9	¥9	¥—
Derivatives Not Designated as Hedging Instruments	(2,001)	(2,001)	—

Total	¥(1,992)	¥(1,992)	¥—

Note:	Assets and Liabilities of derivative transactions are recorded in net amount. Liabilities are presented by ( ).

(a)	For investments with active markets, fair value is estimated based on quoted market prices. For non-marketable equity securities, it is not practicable to estimate fair value of non-marketable equity securities because of the lack of market price and difficulty in estimating fair value without incurring excessive cost. In addition, Kyocera did not identify any events or changes in circumstances that may have had a significant adverse effect on these investments. The aggregate carrying amount of the investments included in the above table as of March 31, 2014 was ¥11,563 million.

(b)	Fair value is estimated by discounting cash flows, using current interest rates for instruments with similar terms and remaining maturities at the end of the fiscal year.

(c)	Fair value is estimated based on quotes from financial institutions at the end of the fiscal year.

Cash and cash equivalents, other short-term investments, trade notes receivable, trade accounts receivable, short-term borrowings, and trade notes and accounts payable, and other notes and accounts payable approximate fair value because of the short maturity of these instruments.

5. Notes to per Share Information

(1) Kyocera Corporation Shareholders’ Equity per Share		¥5,206.48

(2) Earnings per Share Attributable to Shareholders of Kyocera Corporation	Basic	¥241.93
	Diluted	241.93

*	At the meeting of the Board of Directors of Kyocera Corporation held on August 28, 2013, a resolution was adopted to undertake a stock split and the stock split at the ratio of two-for-one of all common stock was undertaken on October 1, 2013. “Net income attributable to shareholders of Kyocera Corporation per share-Basic” and “Net income attributable to shareholders of Kyocera Corporation per share-Diluted” are computed under the assumption that the stock split had been undertaken at the beginning of the year ended March 31, 2014 in accordance with the standard related to earnings per share.

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6. Other Note

AVX corporation (AVX), a U.S. based subsidiary, has been identified by the United States Environmental Protection Agency (EPA), state governmental agencies or other private parties as a potentially responsible party (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) or equivalent state or local laws for clean-up and response costs associated with certain sites at which remediation is required with respect to prior contamination. Because CERCLA or such state statutes authorize joint and several liability, the EPA or state regulatory authorities could seek to recover all clean-up costs from any one of the PRPs at a site despite the involvement of other PRPs. At certain sites, financially responsible PRPs other than AVX also are, or have been, involved in site investigation and clean-up activities. AVX believes that any liability resulting from these sites will be apportioned between AVX and other PRPs.

To resolve its liability at the sites at which AVX has been named a PRP, AVX has entered into various administrative orders and consent decrees with federal and state regulatory agencies governing the timing and nature of investigation and remediation. As is customary, the orders and decrees regarding sites where the PRPs are not themselves implementing the chosen remedy contain provisions allowing the EPA to reopen the agreement and seek additional amounts from settling PRPs in the event that certain contingencies occur, such as the discovery of significant new information about site conditions.

In 1991, in connection with a consent decree finally approved in 1992 (1992 Consent Decree), AVX paid ¥8,878 million ($66 million), plus interest, toward the environmental conditions at, and remediation of, New Bedford Harbor in the Commonwealth of Massachusetts (the harbor) in a settlement with the United States, the EPA and the Commonwealth of Massachusetts (the Governments), subject to reopener provisions, including a reopener if certain remediation costs for the site exceed ¥13,442 million ($130.5 million).

On April 18, 2012, the EPA issued a Unilateral Administrative Order (UAO) directing AVX to perform certain remedial actions for the harbor clean-up pursuant to the reopener provisions.

On October 10, 2012, the Governments and AVX announced that they had reached a settlement with respect to the EPA’s ongoing clean-up of the harbor. That agreement is set forth in a Supplemental Consent Decree (Supplemental CD) that modifies certain provisions of the 1992 Consent Decree, including elimination of the Governments’ right to invoke any clean-up reopener provisions in the future. Under the terms of the settlement, AVX was obligated to pay ¥37,324 million ($366.25 million), plus interest computed from August 1, 2012, in three installments over a two-year period for use by the Governments to complete the clean-up of the harbor. The settlement also required the EPA to withdraw the UAO. The United States District Court (the Court) approved the settlement and entered the Supplemental CD on September 19, 2013.

On October 18, 2013, AVX paid the initial settlement installment of ¥13,335 million ($133.35 million), plus accrued interest of ¥395 million ($3.95 million). On March 26, 2014, AVX prepaid a second settlement installment of ¥11,414 million ($110.82 million), plus accrued interest of ¥85 million ($0.82 million) on the remaining settlement amount through that date. In accordance with the terms of the Supplemental CD, AVX is obligated to pay ¥12,575 million ($122.08 million) plus interest on September 21, 2015. AVX has the option to prepay any portion of the remaining settlement balance at any time prior to the due dates of the remaining installments.

AVX and Kyocera recorded a charge with respect to this matter in the amount of ¥7,900 million ($100 million) for the year ended March 31, 2012, and ¥21,300 million ($266.25 million) for the year ended March 31, 2013, which are included in selling, general and administrative expenses in the consolidated statements of income. As of March 31, 2014, AVX and Kyocera have recorded a liability of the amount of the third payment in accordance with Supplemental CD.

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Notes to Financial Statements

1. Summary of Significant Accounting Policies

(1) Standards and Methods of Valuation of Assets

Held-to-Maturity Securities:	Amortized cost method (straight-line method)

Investments in Subsidiaries and Affiliates:	Cost determined by the moving average method

Other Securities:

Marketable:	Based on market price as of the balance sheet date (unrealized gains and losses on such securities are reported in net assets, and cost is determined by the moving average method)

Non-marketable:	Cost determined by the moving average method

Derivative Financial Instruments:	Mark-to-market method

Inventories:	Cost determined based on acquisition costs with adjustment by write-down taking into consideration decline of profitability

Finished Goods, Merchandise and Work-in-process:	Cost of finished goods and work in process is mainly determined by the average cost method. Cost of merchandise is determined mainly by the last purchase method.

Raw Materials and Supplies:	Raw materials and supplies, except those for telecommunications equipment, are valued at cost, with cost being determined by the last purchase method. Raw materials for telecommunications equipment are valued at cost, with cost being determined by the first-in, first-out method.

(2) Depreciation of Non-current Assets

Tangible Fixed Assets (except for Leased Assets):

Depreciation is computed at rates based on the estimated useful lives of assets using the declining-balance method. The principal estimated useful lives are as follows:

    Buildings and structures:

        2 years – 33 years

    Machinery and equipment, and Tools, furniture and fixtures:

        2 years – 10 years

Intangible Fixed Assets (except for Leased Assets):	Amortization is computed using the straight-line method based on, in the case of some patents, the depreciation period set by Kyocera Corporation, and, in the case of software for its own use, the useful life thereof in Kyocera Corporation (2 years).

Leased Assets	Straight-line method, using lease periods as the estimated useful lives of such assets.

Long-term Prepaid Expenses:	Amortization is computed using the straight-line method based on the estimated useful lives of assets.

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(3) Accounting for Allowances and Accruals

Allowances for Doubtful Accounts:	In anticipation of uncollectible accounts receivable, Kyocera Corporation provides allowances for doubtful accounts, for general accounts receivable, based on the past actual ratio of losses on bad debts; and, for certain specific doubtful accounts receivable, based on estimates of uncollectible amounts pursuant to analysis of individual receivables.

Accrued Bonuses for Employees:	In order to prepare for bonuses to employees, accrued bonuses are provided based on the amounts expected to be paid, which are determined based on actual payments made in the previous fiscal year.

Accrued Bonuses for Directors:	In order to prepare for bonuses to Directors, accrued bonuses are provided based on the amounts expected to be paid.

Warranty Reserves:	Warranty reserves are provided to prepare for the cost of after sales service for telecommunications equipment and applied ceramic products based upon the amounts expected to be paid, which are determined taking into account actual payments made in the past, etc.

Allowances for Sales Returns:	Allowances for sales returns are provided to prepare for losses from write-off of products as a result of product returns based on the past actual return ratio of unaccepted products multiplied by the amount of the uninspected products at the end of the fiscal year.

Accrued Pension and Severance Costs:	In order to prepare for provision of retirement benefits to employees, accrued pension and severance costs are recognized based on projected benefit obligations and plan assets as of the balance sheet date. Unrecognized prior year service cost is amortized over the estimated average remaining service period of employees using the straight-line method. Actuarial gains or losses are amortized over the estimated average remaining service period of employees using the straight-line method following the year in which they are incurred. The exceeding amounts are provided as prepaid pension and severance expenses since plan assets exceeded projected benefit obligations as of the balance sheet date.

(4) Other Significant Policies

Consumption Taxes:	Consumption taxes withheld upon sale and consumption taxes paid for purchases of goods and services are not included in the amounts of the respective revenue and cost or expense items in the accompanying statements of income.

2. Notes to Balance Sheets

(1) Assets Pledged as Collateral and Secured Liabilities

1. Assets Pledged as Collateral

Investments in subsidiaries and affiliates: ¥2,125 million

2. Secured Liabilities

Loan from financial institutions to Kagoshima Mega Solar Power Corporation: ¥23,358 million

*	All investors of Kagoshima Mega Solar Power Corporation pledge their investments as collateral for this loan.

(2) Accumulated Depreciation of Tangible Fixed Assets and Accumulated Impairment Losses: ¥448,588 million

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(3) Guarantee Obligations

Principal Debtor	Amount Guaranteed	Subject of Guarantee
Kyoto Broadcasting System Company Limited	¥66 million	Loan from financial institutions

Total	¥66 million

Keep-well Letters and Guidance for Management:
Keep–well Letter Requested Party	Amount Covered	Subject of Keep-well Letter
Kyocera Realty Development Co., Ltd.	¥492 million	Guidance for repayment of loans from financial institutions
Kyoto Purple Sanga Co., Ltd.	400 million	Guidance for repayment of loans from financial institutions

Total	¥892 million

(4) Receivables from Affiliates and Payables to Affiliates (except Amounts Separately Presented)

Current Receivables	¥132,228 million
Long-term Receivables	31,890 million
Current Payables	67,939 million
Long-term Payables	55 million

3. Notes to Statements of Income

Transactions with Affiliates:

Operational Transactions:
Net Sales	¥359,193 million
Purchases	121,780 million
Selling, General and Administrative Expenses	4,056 million

Non Operational Transactions:	30,554 million

4. Notes to Statement of Changes in Net Assets

Number and Class of Treasury Shares:

	(Shares in thousands)
	As of March 31, 2013	Increase	Decrease	As of March 31, 2014
Common Stock	7,869	7,883	5,000	10,752

Total	7,869	7,883	5,000	10,752

* 1.	Kyocera Corporation undertook a stock split at the ratio of two-for-one of all common stock on October 1, 2013.

* 2.	Increase of 7,883 thousand treasury shares include 7,869 thousand shares due to stock split and 14 thousand shares due to shareholders’ requests for purchase of shares not constituting one unit.

* 3.	Decrease of 5,000 thousand treasury shares include 5,000 thousand shares due to retirement of treasury stock based on a resolution adopted at the meeting of the Board of Directors and 0 thousand shares due to shareholders’ requests for sale of shares not constituting one unit.

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5. Notes to Accounting for Effects of Income Taxes

(1) The main components of the deferred tax assets and deferred tax liabilities are as follows:

(Yen in millions)
(i) Current:

Deferred Tax Assets:
Accrued Bonuses	¥4,833
Write-down of Inventories	3,530
Other Payables and Accrued Expenses	2,928
Temporary and Prepaid Payment	838
Warranty Reserves	725
Others	1,527

Total Deferred Tax Assets	14,381
Deferred Tax Liabilities:
Reserve for Special Depreciation	(221)

Total Deferred Tax Liabilities	(221)

Deferred Tax Assets, Net	¥14,160

(ii) Non-current:

Deferred Tax Assets:
Depreciation and Amortization	¥18,925
Losses on Impairment of Investment in Securities	5,892
Adjustment to Book Value of Investments in Subsidiaries	5,621
Warranty Reserves	799
Others	1,911

Sub-total of Deferred Tax Assets	33,148
Valuation Allowances	(11,503)

Total Deferred Tax Assets	21,645

Deferred Tax Liabilities:
Net Unrealized Gain on Other Securities	(240,811)
Prepaid Pension and Severance Expenses	(1,688)
Reserve for Special Depreciation	(679)
Others	(56)

Total Deferred Tax Liabilities	(243,234)

Deferred Tax Liabilities, Net	¥(221,589)

(2)	Changes to the amount of deferred tax assets and liabilities in accordance with the revision of the corporate tax rate

In accordance with the law “Partial Amendment of the Income Tax Act, etc.” (Law No.10 of 2014) in Japan on March 31, 2014, special reconstruction corporation tax will not be imposed from the annual reporting periods commencing on and after April 1, 2014. As a result of such amendments, the effective Japanese statutory corporate tax rate of 38% previously applied for calculation of the amount of deferred tax assets and deferred tax liabilities has been reduced to 36% with respect to temporary differences to be realized during the annual reporting periods commencing on and after April 1, 2014. As a result of such amendments, the net amount of deferred tax assets of Kyocera Corporation as of March 31, 2014 has decreased by ¥947 million, while the deferred portion of income tax expenses has increased by ¥947 million.

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6. Notes to Fixed Assets Used Under Finance Leases

Some fixed assets used under finance leases, consisting principally of manufacturing equipment and computers, are off balance sheet.

7. Notes to per Share Information

1. Net Assets per Share:	¥4,200.99
2. Earnings per Share:	¥176.54

* Kyocera Corporation undertook a stock split at the ratio of two-for-one of all common stock on October 1, 2013. This stock split had been undertaken at the beginning of the year ended March 31, 2014.

8. Material Subsequent Events

On April 1, 2014, Kyocera Corporation split off the marketing and sales division of its crystal components, and transferred this business to Kyocera Crystal Device Corporation (KCD), a wholly-owned consolidated subsidiary that specialized in the development and manufacture of crystal components.

(1)	Overview of Transaction

(i)	Scope of Business Transferred
Marketing and sales division for crystal components

(ii)	Date of Business Combinations
April 1, 2014

(iii)	Legal Method of Business Combinations
Absorption–type Company Split, by which Kyocera Corporation was split, and KCD, a wholly–owned consolidated subsidiary of Kyocera Corporation, became the succeeding company.

(iv)	Name of the Company after Business Combinations
Kyocera Crystal Device Corporation

(v)	Objective of Corporate Split

Demand for crystal components, one of the key components for digital consumer equipment such as smartphones, is expected to grow in the communication and auto-related markets in the future. Kyocera Corporation aims to further expand its crystal components business through KCD’s succession to the marketing and sales division of the crystal components business of Kyocera Corporation, and through enhancement of the cooperation between the development and production and the marketing and sales divisions, which will enable more accurate and timely identification of market needs and more appropriate response thereto.

(2)	Content of Accounting Treatment

It was treated as a transaction under common control in accordance with the “Accounting Standard for Business Combination” (Accounting Standard Board of Japan Statement (ASBJ) No.21, September 13, 2013) and the “Revised Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures”(ASBJ Guidance No.10, September 13, 2013).

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(3)	Information Related to Additional Acquisition of Subsidiary Shares

(i)	Assets and Liabilities Succeeded by the Succeeding Company (KCD), and Acquisition Cost of Subsidiary Shares Acquired by Kyocera Corporation

Current Assets	¥6,735 million
Fixed Assets	4 million
Current Liabilities	3,519 million
Acquisition Cost of Subsidiary Shares	3,220 million

(ii)	Allocation of Shares

As the corporate split was made between Kyocera Corporation and its wholly–owned consolidated subsidiary, Kyocera Corporation and KCD have agreed that one share of KCD was issued and allocated to Kyocera Corporation.

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